United States securities and exchange commission logo





                              November 10, 2020

       Zeeshan Hyder
       Chief Financial Officer
       MedMen Enterprises, Inc.
       10115 Jefferson Boulevard
       Culver City, CA 90232

                                                        Re: MedMen Enterprises,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed October 19,
2020
                                                            File No. 000-56199

       Dear Mr. Hyder:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed October 19, 2020

       Risk Factors
       The audited financial statements of MedMen have been prepared on a going concern basis., page
       39

   1. Please update your risk factor to also include the material risks associated with your audited financial
statements for the year ended June 27, 2020.
       Item 2. Financial Information
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Year Ended June 27, 2020 Compared to Year Ended June 29, 2019, page 55

   2. In several instances, you cite two or more factors that contributed to material changes in your results of
operations for several financial statement line items. Please expand your
 Zeeshan Hyder
FirstName LastNameZeeshan   Hyder
MedMen Enterprises, Inc.
Comapany 10,
November  NameMedMen
              2020       Enterprises, Inc.
November
Page 2    10, 2020 Page 2
FirstName LastName
         results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. Refer to Item 303(a)(3) of Regulation S-K and Section
         III.D of SEC Release No. 33-6835.
Non-GAAP Financial Measures, page 60

3. For each non-GAAP measure presented in the filing, separately disclose why your management believes that this non-GAAP measure provides useful information to investors and state the additional purposes, if any, for which your management uses it.
         Also, remove the references to GAAP that appear alongside the titles to many of the adjustments to arrive at your non-GAAP measures here and elsewhere throughout the filing. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
Retail Performance, page 62

4. Please revise your non-GAAP reconciliations in the manner discussed in comment 5 of our October 19, 2020 letter. For each period presented, also breakout into smaller components with quantification and describe in greater detail each type of amount included in the adjustments for non-retail revenue, cost of goods sold, operating expenses and adjusted EBITDA. Further, considering you have little or no revenues from sources other than retail, discuss how you determined each type of expense amount excluded is not a retail amount. For example, explain how you have non-retail cost of goods sold, when the goods produced from your cultivation and manufacturing operations appear to typically be sold through your retail operations. Also, present the adjustments for local taxes, distribution expenses and inventory separately and disclose why each of these adjustments is excluded from retail EBITDA margin, which could indicate they may be non-retail in nature, and then included in arriving at retail adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Reconciliations of Non-GAAP Financial Measures, page 63

5. Please breakout the other non-cash operating costs adjustment in the reconciliations to arrive at your non-GAAP measures into smaller components with more descriptive titles.
         Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
6.       For your reconciliation from net loss from continuing operations
(GAAP) to adjusted net
         loss from continuing operations (non-GAAP), please tell us the consideration you gave to
         Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations, including presenting the income tax impact attributable to your non-
         GAAP adjustments as a separate adjustment and disclosing how it was computed.
Corporate SG&A, page 64

7.       Please breakout the non-corporate SG&A adjustment in the
reconciliation into smaller
         components with more descriptive titles. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
 Zeeshan Hyder
FirstName LastNameZeeshan   Hyder
MedMen Enterprises, Inc.
Comapany 10,
November  NameMedMen
              2020       Enterprises, Inc.
November
Page 3    10, 2020 Page 3
FirstName LastName
Critical Accounting Policies, Significant Judgments and Estimates and Recent Accounting
Pronouncements, page 69

8. You reported impairment expense of $240 million in the fiscal year ended June 27, 2020.
         Please expand your disclosure to quantify the impairment amount related to each material component (e.g., goodwill, intangible assets, fixed assets, etc.). Also disclose: to which component of your business the impairment related, the triggering event(s) for your impairment testing, the methods and key assumptions used, the remaining amount of assets that have not been impaired within that component of the business, the components of your business that were not tested for impairments, and why your impairment estimates and assumptions bear the risk of change. Refer to Section V of SEC Release No. 33-
         8350. In relation specifically to goodwill, please provide the following disclosures for each ASC 280 reporting unit that is at risk of recognizing an impairment: the percentage by which fair value exceeded carrying value as of the date of the most recent test, the amount of goodwill allocated to the reporting unit, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Consolidated Financial Statements
Consolidated Statement of Operations, page F-3

9. Please tell us in detail your GAAP basis for excluding the amounts presented in the following line items from loss from operations: realized and unrealized loss on changes in fair value of contingent consideration, impairment expense and loss on disposals of assets, restructuring fees and other expenses. Refer to ASC 360-10-45-4 through 45-5, ASC 420-
         10-45-3 and SAB Topic 5.P.
Note 2. Summary of Significant Accounting Policies
Change in Tax Policy, page F-18

10. You disclose that you have elected to change your policy and treat deferred taxes related
         to lease transactions as permanent differences.    Please tell us the
basis for this policy and
         why you do not believe right-of-use assets and lease liabilities meet the definition of temporary differences within ASC 740-10-25-18 through 25-29. Please cite any applicable literature in support of your conclusion.
Revenue Recognition, page F-20

11. Please expand your disclosure to present disaggregated revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 through 50-7 and ASC 606-10-55-89 through 55-91.
 Zeeshan Hyder
MedMen Enterprises, Inc.
November 10, 2020
Page 4
Note 25. Segmented Information, page F-62

12. You state here that you currently operate in one segment, the production and sale of cannabis products, which is how your chief operating decision maker manages the business and makes operating decisions. Please reconcile this disclosure with your presentation and disclosure of retail and non-retail operations on page 62 and elsewhere throughout the filing. Also, tell us in detail how you concluded (a) you only have one operating segment, the production and sale of cannabis products, and (b) retail was not an operating segment required to be reported separately. Refer to ASC 280-10-50.
Exhibits

13. Please provide an active hyperlink directly to each exhibit incorporated by reference.
      Refer to Item 601(a)(2) of Regulation S-K.
14. We note that you entered into a senior secured convertible credit facility with GGP on
      April 23, 2019 and subsequent amendments on each of August 12, 2019, October 29,
      2019, and March 27, 2020. Please file the relevant agreement and amendments to such agreement as exhibits. Refer to Item 601(b) of Regulation S-K.
15. We note that you have filed the Business Combination Agreement dated December 23,
      2018 with the PharmaCann LLC majority members. We also note that on October 8, 2019, you announced the mutual agreement to terminate the business combination. Please file such termination agreement as an exhibit.
16. Please tell us what consideration you gave to filing the agreements for the transactions noted in "Equity Financing Transactions," "At-the-Market Equity Financing Program,"
      "Sale of Investments" and "Recent Business Acquisitions" on pages 51-52.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters.
Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameZeeshan Hyder
                                                           Division of
Corporation Finance
Comapany NameMedMen Enterprises, Inc.
                                                           Office of Trade &
Services
November 10, 2020 Page 4
cc:       Thomas Poletti, Esq.
FirstName LastName